UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November/2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company




To RNS

Notification of Change in Interest in Shares
--------------------------------------------

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 28 November 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 86,317,982 shares, now represents 10.736% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.

From Pearson PLC


To Pearson plc dated 24 November 2005


                            SECTION 198 NOTIFICATION
                            Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International. Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

     Share capital to which this relates:

          Ordinary Shares (803,997,162 shares outstanding)

     Number of shares in which the Companies have an interest:

          86,317,982

Name(s) of registered holders):

          See Schedule B


As of 24 November 2005

                                                        Number of   Percent of
Pearson plc                                                Shares  Outstanding
                                                        ---------  -----------

The Capital Group Companies Inc. ("CG") holdings       86,317,982      10.736%
------------------------------------------------

Holdings by CG Management Companies and Funds:
________________________________________________________________________________

* Capital Guardian Trust Company                       32,009,768       3.993%
* Capital International Limited                        15,238,191       1.895%
* Capital International S.A.                            3,226,929       0.401%
* Capital International Inc.                            4,985,822       0.620%
* Capital Research and Management Company              30,767,272       3.827%


                                    Schedule A



                      Schedule of holdings in Pearson plc
                            As of 24 November 2005

                         Capital Guardian Trust Company
                         ------------------------------

Registered Name                                         Local Shares
---------------                                         ------------

State Street Nominees Limited                              3,891,558
Bank of New York Nominees                                  1,326,803
Northern Trust                                               257,509
Chase Manhattan Bank Australia Limited                         2,700
Chase Nominees Limited                                    13,894,152
BT Globenet Nominees Ltd.                                    542,635
Midland Bank plc                                           3,443,385
Cede & Co.                                                   189,863
Deutsche Bank Mannheim                                         2,200
Bankers Trust                                              1,230,200
Barclays Bank                                                110,000
Citibank London                                               10,200
Royal Trust                                                   17,100
Brown Bros.                                                   38,293
Nortrust Nominees                                          4,586,297
Royal Bank of Scotland                                        75,300
MSS Nominees Limited                                          58,400
State Street Bank & Trust Co.                                 51,200
Citibank                                                       8,800
RBSTB Nominees Ltd                                             2,200
Citibank NA                                                   43,500
Deutsche Bank AG                                               2,100
HSBC Bank PLC                                                  3,800
Mellon Bank N.A.                                             120,100
ROY Nominees Limited                                          34,200
Mellon Nominees (UK) Limited                               1,220,906
HSBC                                                          40,500
JP Morgan Chase Bank                                         895,867
____________________________________________________________________
                                           TOTAL          32,099,768


                                 Schedule B


                       Capital International Limited
                       -----------------------------

Registered Name                                          Local Shares
---------------                                          ------------

State Street Nominees Limited                                 191,662
Bank of New York Nominees                                   2,836,648
Northern Trust                                              1,678,038
Chase Nominees Limited                                      3,348,015
Midland Bank Plc                                               83,200
Bankers Trust                                                 248,071
Barclays Bank                                                  67,200
Citibank London                                               113,966
Morgan Guaranty                                               284,300
Nortrust Nominees                                           2,172,582
Royal Bank of Scotland                                        789,100
MSS Nominees Limited                                           91,200
State Street Bank & Trust Co                                  450,100
National Westminster Bank                                     120,300
Lloyds Bank                                                    58,700
Citibank NA                                                    23,500
Deutsche Bank AG                                            1,112,968
Chase Manhattan Nominee Ltd                                    48,300
HSBC Bank plc                                                 988,300
Mellon Bank N.A.                                              165,516
KAS UK                                                         61,425
Bank One London                                               212,600
Clydesdale Bank plc                                            77,000
JP Morgan Chase Bank                                           15,500
_____________________________________________________________________

                                                TOTAL      15,238,191


                                Schedule B



                          Capital International S.A.
                          --------------------------
Registered Name                                           Local Shares
---------------                                           ------------

State Street Nominees Limited                                   16,036
Bank of New York Nominees                                       35,800
Chase Nominees Limited                                       1,104,842
Credit Suisse London Branch                                     30,000
Midland Bank plc                                               295,500
Barclays Bank                                                  135,118
Brown Bros.                                                     40,100
Nortrust Nominees                                               11,300
Morgan Stanley                                                  12,900
Royal Bank of Scotland                                         130,018
J.P. Morgan                                                    860,083
National Westminster Bank                                       24,900
Lloyds Bank                                                     29,600
RBSTB Nominees Ltd                                              60,100
Deutsche Bank AG                                                67,352
HSBC Bank plc                                                  352,580
HSBC                                                            20,700
______________________________________________________________________

                                                   TOTAL     3,226,929


                                   Schedule B


                          Capital International Inc.
                          --------------------------

Registered Name                                           Local Shares
---------------                                           ------------

State Street Nominees Limited                                1,591,257
Bank of New York Nominees                                      569,205
Northern Trust                                                  16,600
Chase Nominees Limited                                       1,074,950
Midland Bank plc                                               141,300
Bankers Trust                                                   32,900
Citibank London                                                 58,900
Brown Bros.                                                     76,300
Nortrust Nominees                                              333,757
Royal Bank of Scotland                                          34,100
State Street Bank & Trust Co.                                  449,996
Sumitomo Trust & Banking                                        20,900
Citibank                                                        17,700
RBSTB Nominees Ltd                                              22,200
Citibank NA                                                    226,157
State Street Australia Limited                                  27,900
HSBC Bank PLC                                                   84,400
JP Morgan Chase Bank                                           207,300
______________________________________________________________________

                                              TOTAL          4,985,822


                                  Schedule B


                     Capital Research & Management Company
                     -------------------------------------

Registered Name                                           Local Shares
---------------                                           ------------

State Street Nominees Limited                                  750,000
Chase Nominees Limited                                      30,017,272
______________________________________________________________________

                                              TOTAL         30,767,272

                                  Schedule B




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 28 November 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary